FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937
ASX Announcement

Monday, 6 November 2006

Purchase of shares on-market for employee share plans

As announced on Friday 3 November 2006, National Australia Bank intends to neutralise the capital impact of various share issues including its obligations under the NAB Staff Share Ownership Plan.

National Australia Trustees Limited has appointed UBS as its broker to purchase up to approximately $65 million worth of NAB shares on-market under this Plan.

Purchases will commence today and end prior to close on Thursday 9 November 2006. If insufficient shares are purchased on-market, the balance will be issued by National Australia Bank Limited.

The provision of shares under the NAB Staff Share Ownership Plan was approved by shareholders at the January 2006 AGM. None of the shares purchased on-market will be used to provide shares to directors.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 6 November 2006	Name:	Brendan T Case
	Title:	Associate Company Secretary